November 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Frank Buda

RE:	Great-West Funds, Inc. (“Registrant”)

Request for Withdrawal of Registration Statement on Form N-1A

File Nos. 002-75503, 811-03364

Commissioners:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Post-Effective Amendment No. 160 to the Registration Statement on Form N-1A, File Nos. 002-75503 and 811-03364 together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on September 28, 2018 (SEC Accession No. 0001193125-18-287075).

At this time the Registrant has determined to delay the addition of three (3) series of the Registrant until a future date. The Registration Statement has not been declared effective by the Commission and the Registrant hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission.

Please direct any questions or comments regarding the foregoing application for withdrawal to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary